Filed pursuant to Rule 433

Registration Nos. 333-224495 and 333-224495-03

For Immediate Release

Citigroup Inc. (NYSE: C)

March 19, 2020

Citigroup Announces the Acceleration of Two Series of ETNs

NEW YORK – Citigroup Global Markets Holdings Inc. (“CGMHI”) announced today that it will accelerate at its option, and in full, the two series of exchange-traded notes listed in the table below (the “ETNs”).

ETN Name	Exchange	ETN Ticker	CUSIP	Underlying Index
VelocitySharesTM 3x Long Crude Oil ETNs	NYSE Arca	UWT	17325E291	S&P GSCI® Crude Oil Index ER
VelocitySharesTM 3x Inverse Crude Oil ETNs	NYSE Arca	DWT	17325E309

Holders of the ETNs will receive a cash payment per ETN in an amount (the “Optional Acceleration Redemption Amount”) equal to the closing indicative value of the respective series of ETNs on the final valuation date of the Optional Acceleration Valuation Period. The Optional Acceleration Valuation Period will be the period of five consecutive index business days beginning on March 25, 2020 and expected to end on March 31, 2020. The payment upon optional acceleration is based upon a declining exposure to the ETNs’ underlying index over the Optional Acceleration Valuation Period. The closing indicative value of the ETNs will be calculated on each day during the Optional Acceleration Valuation Period so that the applicable leverage of the ETNs does not reset after the period begins. The Optional Acceleration Redemption Amount is expected to be paid to investors on April 3, 2020. More information on the manner in which the Optional Acceleration Redemption Amount will be calculated, including the circumstances in which the dates specified herein may be postponed, is available in the pricing supplement for the ETNs, which is available at the following hyperlink:

https://www.sec.gov/Archives/edgar/data/200245/000095010320005510/dp124148_424b3-uwtdwta10.htm

As described in more detail in the pricing supplement for the ETNs, if a trigger event occurs prior to the end of the Optional Acceleration Valuation Period, holders of the ETNs will not receive the Optional Acceleration Redemption Amount described above, but rather an amount determined as set forth in the pricing supplement for the ETNs.

The last day of trading for the ETNs is expected to be April 2, 2020.

None of the other ETNs issued by CGMHI are affected by this announcement.

Citigroup Global Markets Holdings Inc., the issuer, has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates.  Before you invest, you should read the pricing supplement, the prospectus supplement and the prospectus in that registration statement (Registration Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. has filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc. and these offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

© 2020 Citigroup Inc. Member SIPC. All rights reserved. Citi and Citi and Arc Design are trademarks and service mark of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Media Contact: Scott Helfman +1 212-816-9241